SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

(Amendment No. 2)

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

JUNO THERAPEUTICS, INC.

(Name of the Issuer)

JUNO THERAPEUTICS, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Classes of Securities)

48205A109

(CUSIP Number of Classes of Securities)

Bernard J. Cassidy

General Counsel and Corporate Secretary

400 Dexter Avenue North, Suite 1200

Seattle, Washington 98109

(206) 582-1600

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Kenton J. King

Graham Robinson

Amr Razzak

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue

Palo Alto, California 94301-1908

(650) 470-4500

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$9,412,756,548	$1,171,889.19

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of (a) 108,192,604 shares of common stock, $0.0001 par value per share (the “Shares”), of Juno Therapeutics, Inc. (“Juno”), the estimated maximum number of Shares that may be acquired in this tender offer (representing (i) 104,136,136 Shares outstanding (excluding Shares (A) owned by Celgene Corporation (“Celgene”), Blue Magpie Corporation or any other direct or indirect wholly owned subsidiary of Celgene, (B) owned by Juno (including Shares held in Juno’s treasury) and (C) constituting unvested restricted stock) and (ii) (A) 3,722,230 Shares issuable upon the exercise of outstanding options exercisable prior to March 2, 2018, (B) 269,385 Shares underlying unvested restricted stock units that vest prior to March 2, 2018 and (C) 64,853 Shares of unvested restricted stock that vest prior to March 2, 2018), multiplied by (b) the offer price of $87.00 per Share. The foregoing share figures have been provided by the issuer to the offerors and are as of January 26, 2018, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and equals $124.50 per $1,000,000 of transaction value.

☒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $1,171,889.19	Filing Party: Celgene Corporation

Form or Registration No.: Schedule TO	Date Filed: February 2, 2018

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Amendment No. 2 (this “Amendment”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended or supplemented from time to time, the “Statement”) filed on February 2, 2018 with the Securities and Exchange Commission (the “SEC”) by Juno Therapeutics Inc., a Delaware corporation (“Juno”), the issuer of the common stock that is the subject of the Rule 13e-3 transaction described below. This Amendment No. 2 is being filed pursuant to Rule 13e-3(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”), to report the results of the transaction that is the subject of the Statement. Except as otherwise set forth below, the information set forth in the Statement remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Statement.

ITEM 15.	ADDITIONAL INFORMATION

Item 15 (b) of the Schedule 13E-3 is hereby amended and supplemented to include the following:

At one minute after 11:59 p.m., Eastern Time, on March 2, 2018, the Offer expired. Purchaser was advised by Equiniti Trust Company, in its capacity as depositary for the Offer (the “Depositary”), that, as of the expiration of the Offer, a total of 88,118,707 Shares (excluding Shares with respect to which notices of guaranteed delivery were delivered) were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 76% of the Shares outstanding as of the expiration of the Offer and, when taken together with the Celgene-Owned Shares, representing approximately 85% of the Shares outstanding as of the expiration of the Offer. In addition, Notices of Guaranteed Delivery have been delivered with respect to approximately 2,611,851 Shares that have not yet been tendered, representing approximately 2% of the outstanding Shares.

As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition, as defined in the Offer to Purchase, and all other conditions to the Offer were satisfied or waived. Promptly after the expiration of the Offer, Purchaser irrevocably accepted for payment, and expects to promptly pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser acquired sufficient Shares to complete the Merger without the affirmative vote of Juno’s stockholders pursuant to Section 251(h) of the DGCL. At the effective time of the Merger, each Share (other than the Excluded Shares (as defined in the Merger Agreement)) then outstanding will be canceled and converted into the right to receive $87.00 in cash, without interest and subject to any required tax withholdings.

Following consummation of the Merger, the Shares will be delisted and will cease to trade on the Nasdaq Global Select Market. Celgene and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Juno’s reporting obligations under the Exchange Act as promptly as practicable.

On March 5, 2018, Celgene issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.

ITEM 16.	EXHIBITS

The following exhibit is filed herewith:

Exhibit No.	Description

(a)(5)(A)	Press Release issued by Celgene Corporation, dated March 5, 2018, announcing the expiration and results of the Offer (incorporated by reference to Exhibit (a)(5)(L) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 5, 2018

JUNO THERAPEUTICS, INC.

By:	/s/ Steven D. Harr
Name:	Steven D. Harr
Title:	Chief Financial Officer and Head of Corporate Development